UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________
FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2020
Commission File No. 001-36675
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FIAT CHRYSLER AUTOMOBILES N.V.
(Translation of Registrant’s Name Into English)

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25 St. James’s Street
London SW1A 1HA
United Kingdom
Tel. No.: +44 (0)20 7766 0311
(Address of Principal Executive Offices)
_______________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

The following exhibit is furnished herewith:

Exhibit 99.1	Press release issued by Fiat Chrysler Automobiles N.V. dated May 13, 2020.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2020	FIAT CHRYSLER AUTOMOBILES N.V.

	By:	/s/ Richard K. Palmer
Name: Richard K. Palmer
Title: Chief Financial Officer and Director

Index of Exhibits

Exhibit
Number    Description of Exhibit

99.1	Press release issued by Fiat Chrysler Automobiles N.V. dated May 13, 2020.